SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

_____________

STR Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78478V209

(CUSIP Number)

August 6, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78478V209	13G	Page 2 of 5

1	name of reporting person Michael D. Tofias
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 1,185,460 shares
	6	shared voting power 0 shares
	7	sole dispositive power 1,185,460 shares
	8	shared dispositive power 0 shares
9	aggregate amount beneficially owned by each reporting person 1,185,460 shares
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 5.9%*
12	type of reporting person OO

*	Percentage calculated based on 20,101,221 shares of common stock, par value $0.01 per share, outstanding as of July 31, 2018, as reported by STR Holdings, Inc. in its Form 10-Q filed on August 10, 2018.

Item 1(a).	Name of Issuer

STR Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

100 Water Street, Enfield, Connecticut, 06082.

Item 2(a).	Name of Person Filing

Michael D. Tofias

Item 2(b).	Address of Principal Business Office or, if None, Residence

25 Cambridge Drive, Short Hills, New Jersey 07078

Item 2(c).	Citizenship

United States of America.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

78478V209

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2018

/s/ Michael D. Tofias
Michael D. Tofias